AB
3/17

[redacted]

15025026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Wash. D.C.
124

SEC FILE NUMBER
8- 53276

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/1/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STILSON SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 SANSOME STREET, SUITE 1330
(No. and Street)

SAN FRANCISCO (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LONNIE ODOM (415) 981-3345
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richardson, Edward Jr.
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508 (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DP
3/12/15

OATH OR AFFIRMATION

I, LONNIE ODOM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STINSON SECURITIES, LLC, as of FEBRUARY 27, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California, County of San Francisco
Subscribed and sworn to before me this 27th
Day of February, 2015, by
Lonnie Odom
proved to me on
the basis of satisfactory evidence to be the
person(s) who appeared before me.

[signature]
Notary Public California

[signature]
Signature

President
Title

APRIL M. JOHNSON
COMM. #2045614
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Nov. 13, 2017

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Stinson Securities, LLC
220 Sansome Street
San Francisco , CA 94104

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Stinson Securities, LLC as of December 31, 2014 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Stinson Securities, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stinson Securities, LLC as of December 31, 2014, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Net Capital Computation has been subjected to audit procedures performed with audit of Stinson Securities, LLC financial statements. The Net Capital Computation is the responsibility of Stinson Securities, LLC's management. My audit procedures included determining whether the Net Capital Computation reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Net Capital Computation. In forming my opinion on the Net Capital Computation, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. § 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all

material respects, in relation to the financial statements as a whole.

Edward Richardson Jr., CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 16, 2015

Stinson Securities, LLC
Balance Sheet
As of December 31, 2014

	Dec 31, 14
ASSETS	
Current Assets	
Checking/Savings	
Checking	2,275.18
Clearing Deposit	168,377.29
Total Checking/Savings	170,652.47
Accounts Receivable	
Commissions Receivable	41,033.44
Total Accounts Receivable	41,033.44
Total Current Assets	211,685.91
Fixed Assets	
Computer Software	16,115.62
Equipment	14,185.29
Furniture	3,962.68
Accumulated Depreciation	-34,263.59
Total Fixed Assets	0.00
Other Assets	
Prepaid Expenses	1,938.00
Total Other Assets	1,938.00
TOTAL ASSETS	213,623.91
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accrued Expenses	17,235.97
Accounts Payable	10,231.46
Total Accounts Payable	27,467.43
Other Current Liabilities	
Commission Payable	10,000.00
Taxes Payable	7,677.73
WFB Line of Credit	20,088.37
Total Other Current Liabilities	37,766.10
Total Current Liabilities	65,233.53
Total Liabilities	65,233.53
Equity	
Common Stock	1.00
Preferred Stock	155,000.00
Preferred Stock - Class C	180,000.00
Distributions	-74,000.00
Equity	232,770.00
Retained Earnings	-364,355.87

Stinson Securities, LLC
Balance Sheet
As of December 31, 2014

	Dec 31, 14
Net Income	18,975.25
Total Equity	148,390.38
TOTAL LIABILITIES & EQUITY	213,623.91

1:35 PM
01/22/15
Accrual Basis

Stinson Securities, LLC
Profit & Loss
January through December 2014

	Jan - Dec 14
Ordinary Income/Expense	
Income	
Interest Income	22.04
Trading	664.75
Underwriting Revenue	1,019,882.85
Total Income	1,020,569.64
Expense	
IT	633.40
Conferences	52.24
Workman's Comp	987.00
Guaranteed Payments	68,650.00
misc	0.00
Audit Expense	7,125.00
Automobile Expense	9,132.91
Bank Service Charge	636.50
Clearing Fees	6,984.37
Commission Expense	647,565.61
Computer Expenses	2,622.52
Computer Consulting	761.76
Consulting	5,000.00
Contributions	1,250.00
Dues & Subscriptions	2,875.51
Equipment Rental	35.71
Gifts	1,293.66
Insurance	2,889.52
Interest Expense	4,134.85
Internet Fees	2,190.48
License & Fees	1,007.70
Office Supplies	2,816.74
Payroll	
Salary	56,561.00
Payroll Tax	4,712.91
Health Insurance	10,864.00
Health Benefits	252.05
Total Payroll	72,389.96
Payroll Processing	857.00
Postage	2,451.31
Printing & Reproduction	356.12
Professional Fees	7,200.00
Quote Fees	25,982.51
Regulatory Fees	9,357.60
Rent	29,153.24
Tax-State	6,800.00
Telephone	8,074.82
Travel & Entertainment	
Accomodations	944.82
Entertainment	13,851.74
Meals & Entertainment	5,126.28
Travel	9,169.43
Total Travel & Entertainment	29,092.27

Stinson Securities, LLC
Profit & Loss
January through December 2014

	Jan - Dec 14
Underwriting Expenses	41,734.08
Total Expense	1,002,094.39
Net Ordinary Income	18,475.25
Other Income/Expense	
Other Income	
Expense Reimbursement	500.00
Total Other Income	500.00
Net Other Income	500.00
Net Income	18,975.25

Stinson Securities, LLC
Statement of Cash Flows
January through December 2014

	Jan - Dec 14
OPERATING ACTIVITIES	
Net Income	18,975.25
Adjustments to reconcile Net Income to net cash provided by operations:	
Commissions Receivable	-41,033.44
Accrued Expenses	9,243.96
Accounts Payable	-78.93
Commission Payable	10,000.00
Taxes Payable	4,974.61
WFB Line of Credit	-69.31
Net cash provided by Operating Activities	2,012.14
INVESTING ACTIVITIES	
Prepaid Expenses	-42.00
Net cash provided by Investing Activities	-42.00
FINANCING ACTIVITIES	
Equity	42,150.00
Net cash provided by Financing Activities	42,150.00
Net cash increase for period	44,120.14
Cash at beginning of period	126,532.33
Cash at end of period	**170,652.47**

STINSON SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2014

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Stinson Securities, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company) was formed as a California Limited Liability Company in July 19, 2001. The National Association of Securities Dealers, Inc. (NASD) approved the Company's application to provide broker-dealer services for the sale of corporate equity and debt securities, U.S. government and municipal securities, mutual funds and variable life insurance products. The Company has adopted a calendar year.

Description of Business

The Company, located in San Francisco, CA is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(ii), which provides "All customers transactions are cleared through another broker-dealer on a fully disclosed basis." The Company participates in municipal and corporate debt securities underwriting, and brokers U.S. government municipal and corporate debt securities. The Company is also authorized to sell private placements of securities.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the trade date reported by the clearing broker with whom it does business.

The Company underwrites municipal bond offerings by contracting to purchase and then sell offerings on a best effort basis. The difference between the price paid and the issue price, the gross underwriting spread, is recognized as underwriting income on the trade date of the sale.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2014, the Company did not have any components of comprehensive income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

For federal income tax purposes, Stinson Securities, LLC, a limited liability company has elected to be taxed as corporation. Current provisions or benefits for income taxes are recorded based on estimates of actual income taxes or refunds thereof, as reported in federal and state tax returns.

The Company accounts for deferred income taxes using the asset liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequence attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measure using tax rates expected to apply to taxable income in the years in which those temporary differences are

expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income during the period that includes the enactment date. Additionally, deferred tax assets may be reduced by a valuation allowance to reflect benefits that may not be realized.

Concentrations

The company has revenue concentrations; the firm specializes in sales of municipal and corporate debt securities underwriting, U.S. government municipal and corporate debt securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(ii).

NOTE D – CAPITALIZATION AND DISTRIBUTION

The Company has three classes of members. Class B members have priority over Class A and Class C members with the respect to return of capital and distributions. Class B members are entitled to distributions of 1% of gross revenue for every $10,000 invested as capital. Class C members are entitled to a distribution of .5% for each $10,000 invested as capital. The Class A Members are entitled to the remaining profit or loss. A members' liability is equal to their respective capital contribution.

Under the Company's amended Operating Agreement, no Class C member is either required or permitted to make additional capital contributions.

NOTE E – RENT

The amount of rent for 2014 was $29,153.24.

NOTE G – LINES OF CREDIT

The balance of the line of credit of credit was, 20,088, the interest rate was 10%.

NOTE H – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2014, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE I - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 16, 2015 which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2014

Stinson Securities, LLC.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Computation of Net Capital

Total Stockholder's equity:		$ 148,390.00
Nonallowable assets:		
Other Assets	1,938.00	
Fixed Assets	0.00	
Accounts receivable – other	0.00	(1,938.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 146,452.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 4,349.00
Minimum dollar net capital requirement of reporting broker or dealer	$ 50,000.00
Net capital requirement	$ 50,000.00
Excess net capital	$ 96,452.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 65,234.00
Percentage of aggregate indebtedness to net capital	44.54%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2014	$ 146,452.00
Adjustments:	
Change in Equity (Adjustments)	(0.00)
Change in Non-Allowable Assets	(0.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	146,452.00
Reconciled Difference	$ (0.00)

See accountant's audit report

Stinson Securities, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2014

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transaction is cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Wedbush Morgan Securities, Inc.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2014	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2014	$ -

REPORT ON BROKER DEALER EXEMPTION

For the year ended December 31, 2014

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 16, 2015

Board of Directors
Stinson Securities, LLC
55 Francisco Street
San Francisco, CA 94133

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions in which (1) Stinson Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Stinson Securities, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Stinson Securities, LLC stated that Stinson Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Stinson Securities, LLC.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stinson Securities, LLC compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2014

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
Stinson Securities, LLC
55 Francisco Street Suite 800
San Francisco, CA 94133

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2014 to December 31, 2014, which were agreed to by Stinson Securities, LLC. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Stinson Securities, LLC, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Stinson Securities, LLC.'s management is responsible for Stinson Securities, LLC compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries; the amount paid is zero.

2. Compared audited Total Revenue for the period of January 01, 2014 through the December 31, 2014 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Stinson Securities, LLC.had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr. CPA
February 16, 2015

STINSON SECURITIES, LLC

February 16, 2015

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE December 31, 2014

Dear Mr. Richardson:

Please be advised that Stinson Securities, LLC has complied with Exemption Rule 15c3-3 (K) (2) (II) for the period of January 1, 2014 through December 31, 2014. Stinson Securities, LLC did hot hold customer securities or funds at any time during this period and does business on a limited basis (municipal bonds). Stinson Securities, LLC's past business has been of similar nature and has complied with this exemption since its inception in September 2001.

Lonnie Odom, the President of Stinson Securities, LLC has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review December 31, 2014.

Lonnie Odom has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Stinson Securities, LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (415) 981-3345.

Very truly yours,

Stinson Securities, LLC

Lonnie Odom
President

February 16, 2015

Edward Richardson, Jr., CPA
15565 Northland Dr.
Suite 508 West
Southfield, MI. 48075

Dear Mr. Richardson:

We are providing this letter in connection with your audit of the balance sheet of Stinson Securities, LLC as of December 31, 2014 and the related statements of income, statement of changes in member equity, changes in liabilities subordinated to claims of general creditors and cash flows for the December 31, 2014 and for the year then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material aspects, the financial position, results of operations, and cash flows of Stinson Securities, LLC in conformity with accounting principles generally accepted in the United States of America. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flow in conformity with generally accepted accounting principles.

Certain representations in this letter are described as being limited to matter that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 16, 2015, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with generally accepted accounting principles in the United States of America and includes all disclosures necessary for such fair presentation otherwise required to be included by the laws and regulations to which Stinson Securities, LLC is subject.

2. We have made available to you all
   a. Financial records and related data.
   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe the effects of the uncorrected financial misstatements summarized in the attached schedule are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7. We have no knowledge of any fraud or suspected fraud affecting the company involving
    a. Management
    b. Employees who have significant roles in internal control, or
    c. Others where the fraud could have a material effect on the financial statements.

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the company received in communications from employees, former employees, regulators, or others.

9. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10. The following have been properly are recorded or disclosed in the financial statements:
    a. Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.
    b. Guarantees, whether written or oral, under which the company is contingently liable.
    c. Significant estimates and material concentration known to management that are required to be disclosed in accordance with the AICPA's Statement of Position (SOP) 64-6

11. There are no:
    a. Violations or possible violations or laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
    b. We are not aware of any pending or threatened, claims, or assessments claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with FASB Accounting Standards Codification 450, Contingencies (formerly Statement of Financial Accounting Standards No.5) and we have not consulted a lawyer concerning litigation, claims, or assessments.
    c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by FASB Statement No. 5.

12. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged.

13. We have complied with all aspects or contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. Customers' debit balances, brokers' debit balances, and other account receivables are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

15. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

16. There are no securities or investments not readily marketable owned by Stinson Securities, LLC or borrowed under subordination agreement except as disclosed in the financial statements or notes thereto or as follows.

    It is understood that the term "securities and investments not readily marketable" includes but is not limited to the following:

    a. Securities for which there is no market on a securities exchange or independent publicly quoted market.
    b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (of the conditions of an exemption such as Regulation A under Section 3(B) of such act have been complied with), that is, restricted stock.
    c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or the Stinson Securities, LLC (that is, control stock).

17. In addition, Stinson Securities, LLC at December 31, 2014, had

    a. Recorded all securities exchange memberships on the books.
    b. Properly recorded all participation on joint accounts carried by others.
    c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.
    d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when –issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.
    e. No borrowings or claims unconditionally subordinated to all claims or general creators pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

18. All liabilities subordinated to the claims of general creditors are covered by satisfactory subordination agreements under rule 15c3-1 and approved by FINRA.

19. Risks associated with concentrations based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

    a. The concentration exists at the date of financial statements.
    b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.
    c. It is the least reasonably possible that the events that could cause the severe impact will occur in the near term.

20. There are no capital withdrawals anticipated within the next six months other than as disclosed in the financial statements or notes thereto except as follows.

21. There are no significant deficiencies or material weaknesses or material weaknesses or material inadequacies at December 31, 2014, or during the period January 1, 2015 to February 16, 2015, in internal control over financial reporting and control activities for safeguarding securities, and the practices and procedures followed in:

   a. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15-c3-3(e).
   b. Making the quarterly securities examinations, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.
   c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
   d. Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by rule 15c3-3.
   e. Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.
   f. Making daily computations of the segregation requirements of Section 4d(2) (and Regulation 30) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

22. Net capital computations, prepared by Stinson Securities, LLC during the period of January 1, 2015 through February 16, 2015, indicated that Stinson Securities, LLC was in compliance with the requirement of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

23. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation during the period from January 1, 2015 to February 16, 2015.

24. Stinson Securities, LLC has appropriately reconciled its books and records (e.g., general ledger accounts) underlying the financial statements to their supporting information (e.g., sub ledger or third-party data). All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. There were no material unreconciled differences or general ledger suspense account items that should have been adjusted or reclassified to another account.

25. All borrowings and financial obligations of Stinson Securities, LLC which we are included in the financial statements at December 31, 2014 as appropriate. We have fully disclosed to you all borrowing arrangements of which we are aware.

To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the aforementioned financial statements.

Signature: ______________________

Title: President